May 22, 2008

JPMorgan Trust I

245 Park Avenue

New York, NY 10167

Dear Sirs:

J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Funds listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ Board of Trustees’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.	JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.
By:	By:

Accepted by: JPMorgan Trust I
By:

SCHEDULE A

Fund Name	Class	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan Strategic Income Opportunities Fund	Class A	Last Day of February	1.00%	[July 31, 2009]
	Class C	Last Day of February	1.50%	[July 31, 2009]
	Select	Last Day of February	0.75%	[July 31, 2009]
	Class R5	Last Day of February	0.55%	[July 31, 2009]
JPMorgan Total Return Fund	Class A	Last Day of February	0.75%	[June 30, 2009]
	Class C	Last Day of February	1.40%	[June 30, 2009]
	Select	Last Day of February	0.65%	[June 30, 2009]
	Class R5	Last Day of February	0.55%	[June 30, 2009]